EXHIBIT 23 (a)(ii)

CERTIFICATE OF TRUST

OF THE

FUNDVANTAGE TRUST

A Delaware Statutory Trust

This Certificate of Trust of the FundVantage Trust (the “Trust”), dated as of this 25th day of August, 2006, is being duly executed and filed, in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. Section 3801, et seq.) (the “Act”) and sets forth the following:

1.

Name.  The name of the Trust is the FundVantage Trust.

2.

Registered Office and Registered Agent:  The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended. Therefore, in accordance with §3807(b) of the Act, the Trust shall maintain in the State of Delaware a registered office and a registered agent for service of process. The registered office of the Trust in the State of Delaware shall be 301 Bellevue Parkway, Wilmington, DE 19809.  The registered agent at such address shall be PFPC Worldwide Inc.

3.

Limitation of Liability.  Pursuant to §3804(a) of the Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust, established pursuant to the terms of the Agreement and Declaration of Trust of the Trust, shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof.

IN WITNESS WHEREOF, the Trustee named below does hereby execute this Certificate of Trust as of the date first-above written.

/s/ Nicholas M. Marsini, Jr.
Name: Nicholas M. Marsini, Jr. Title: Trustee Business address for Trustee and Trust: 301 Bellevue Parkway Wilmington, DE 19809